                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 11-K

                   [X] ANNUAL REPORT PURSUANT TO SECTION 15(d)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                   FOR THE FISCAL YEAR ENDED DECEMBER 31, 2000

                 [ ] TRANSITION REPORT PURSUANT TO SECTION 15(d)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                FOR THE TRANSITION PERIOD FROM ______ TO ________


                         COMMISSION FILE NUMBER 0-20570

                                    ---------


       A. FULL TITLE OF THE PLAN AND THE ADDRESS OF THE PLAN, IF DIFFERENT
                      FROM THAT OF THE ISSUER NAMED BELOW:


              USA NETWORKS, INC. RETIREMENT SAVINGS PLAN--NETWORKS


      B. NAME OF ISSUER OF THE SECURITIES HELD PURSUANT TO THE PLAN AND THE
                   ADDRESS OF ITS PRINCIPAL EXECUTIVE OFFICE:


                               USA NETWORKS, INC.
                              152 WEST 57TH STREET
                               NEW YORK, NEW YORK
                                      10019

                              REQUIRED INFORMATION

1.  Not Applicable

2.  Not Applicable

3.  Not Applicable

4. The USA Networks, Inc. Retirement Savings Plan--Networks (the "Plan") is subject to the requirements of the Employee Retirement Income Security Act of 1974 ("ERISA"). Attached hereto as Appendix I is a copy of the most recent financial statements and schedules of the Plan prepared in accordance with the financial reporting requirements of ERISA.

Exhibit

(23)     Consent of Ernst & Young LLP

                                   SIGNATURES

      Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the Plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                          USA NETWORKS, INC. RETIREMENT
                                          SAVINGS PLAN--NETWORKS

Date: June 28, 2001                       By: /s/ Lisa Letizio
                                          -------------------------------
                                          Lisa Letizio
                                          Member, Plan Administrative
                                          Committee

                                   Appendix I



AUDITED FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULES


USA Networks, Inc. Retirement Savings Plan - Networks

As of December 31, 2000 and 1999 and Year ended December 31, 2000 with Report of Independent Certified Public Accountants

              USA Networks, Inc. Retirement Savings Plan - Networks

                          Audited Financial Statements
                           and Supplemental Schedules

        As of December 31, 2000 and 1999 and Year ended December 31, 2000




                                    CONTENTS

Report of Independent Certified Public Accountants...........................1

Audited Financial Statements

Statements of Net Assets Available for Benefits..............................2
Statement of Changes in Net Assets Available for Benefits....................3
Notes to Financial Statements................................................4


Supplemental Schedules

Schedule H, Line 4i--Schedule of Assets (Held at End of Year).................9
Schedule G, Part III--Schedule of Nonexempt Transactions.....................10

               Report of Independent Certified Public Accountants


The Administrative Committee
USA Networks, Inc. Retirement Savings Plan - Networks


We have audited the accompanying statements of net assets available for benefits of the USA Networks, Inc. Retirement Savings Plan - Networks as of December 31, 2000 and 1999, and the related statement of changes in net assets available for benefits for the year ended December 31, 2000. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2000 and 1999, and the changes in its net assets available for benefits for the year ended December 31, 2000, in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedules of assets as of December 31, 2000 and nonexempt transactions for the year then ended, are presented for purposes of additional analysis and are not a required part of the financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, are fairly stated in all material respects in relation to the financial statements taken as a whole.



June 29, 2001
Tampa, Florida

              USA Networks, Inc. Retirement Savings Plan - Networks

                 Statements of Net Assets Available for Benefits


                                                           DECEMBER 31
                                                     2000               1999
                                                  -----------        -----------
ASSETS

Investments, at fair value                        $71,724,245        $80,814,915

Receivables:
  Participant                                         157,216                 --
  Employer                                             48,694                 --
                                                  -----------        -----------
Total receivables                                     205,910                 --
                                                  -----------        -----------
Net assets available for benefits                 $71,930,155        $80,814,915
                                                  ===========        ===========



SEE ACCOMPANYING NOTES.

              USA Networks Inc. Retirement Savings Plan - Networks

            Statement of Changes in Net Assets Available for Benefits

                          Year ended December 31, 2000


ADDITIONS TO NET ASSETS ATTRIBUTED TO:
  Investment income:
   Dividend and interest income                                      $  5,816,528

  Contributions:
   Participant contributions                                            4,876,822
   Employer contributions                                               1,451,090
   Participant rollover contributions                                     677,913
                                                                     ------------
                                                                        7,005,825

  Transfers from USA Networks, Inc. Retirement Savings Plan -
    Commerce                                                            4,344,635
  Transfers from October Films 401(k) Plan                                507,550
                                                                     ------------
Total additions                                                        17,674,538


DEDUCTIONS FROM NET ASSETS ATTRIBUTED TO:
  Net realized and unrealized depreciation in fair value of plan
    investments                                                        16,193,383

  Benefits paid to participants                                        10,360,445
  Administrative expenses                                                   5,470
                                                                     ------------
Total deductions                                                       26,559,298
                                                                     ------------

Net decrease in net assets available for benefits                      (8,884,760)
Net assets available for benefits--beginning of year                   80,814,915
                                                                     ------------
Net assets available for benefits--end of year                       $ 71,930,155
                                                                     ============



SEE ACCOMPANYING NOTES.

              USA NETWORKS, INC. RETIREMENT SAVINGS PLAN - NETWORKS

                          Notes to Financial Statements

                                December 31, 2000


1. DESCRIPTION OF THE PLAN

The following description of the USA Networks, Inc. Retirement Savings Plan - Networks (the Plan) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

GENERAL

The Plan is a defined contribution Plan covering substantially all employees of certain affiliated companies of USA Networks, Inc. (the Company). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Effective January 1, 2000, the Plan was amended and restated to include $4,344,635 of net assets of USA Broadcasting and USAi Corporate, which were previously included in the USA Networks Inc. Retirement Savings Plan - Commerce, and $507,550 of net assets of October Films 401(k) Plan. Concurrent with the above merger and transfer, the Plan was renamed the USA Networks, Inc. Retirement Savings Plan - Networks. In addition, the amendment to the Plan changed certain other provisions of the Plan, including vesting requirements and eligibility. Participants should refer to the Plan agreement for a more complete description of all changes made to the provisions.

CONTRIBUTIONS

Participants can make contributions through payroll deductions ranging from 1% to 16% of their compensation as defined in the Plan, limited to $10,500 and $10,000 in 2000 and 1999, respectively. Participants can direct their contributions to any of the Plan's fund options and may change their investment options on a daily basis.

The Company contributes an amount equal to 50% of the first 6% of base compensation that a participant contributes to the Plan. The Company may also make a discretionary contribution of funds which is set annually by the Company's Board of Directors. For the year ended December 31, 2000, the Company's matching contribution was $1,451,090. No discretionary contributions were made to the Plan.

              USA Networks, Inc. Retirement Savings Plan - Networks

1. DESCRIPTION OF THE PLAN (CONTINUED)

VESTING

Participant contributions are fully vested at the time of contribution. Vesting in the Company contribution portion of their accounts plus actual earnings thereon is based on years of continuous service. A participant is 100% vested after four years of credited service.

ELIGIBILITY

Participants must have completed at least three months of service, as defined in the Plan document.

PARTICIPANTS' ACCOUNTS

Each participant's account is credited with the participant's contribution and allocations of the Company's contributions and Plan earnings. Allocations are based on participant account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's account.

FORFEITURES

Company matching contributions that become forfeitures are first made available to reinstate previously forfeited account balances of qualifying participants who have left the Company and have subsequently returned. The remaining amount, if any, is used to reduce the Company's matching contributions. Forfeited non-vested accounts totaled $218,015 and $894,334 at December 31, 2000 and 1999, respectively.

PARTICIPANT LOANS

Participants may borrow from their fund accounts a minimum of $500 up to a maximum equal to the lesser of $50,000 reduced by the highest outstanding loan balance within the last 12 months or 50% of their vested account balances. With the exception of loans used to purchase a primary residence which can have terms up to 15 years, loan terms are limited to a maximum of five years. Loans are secured by the balance in the participant's account and bear interest at a rate commensurate with commercial prevailing rates as determined by the Plan administrator. Principal and interest are paid ratably through biweekly payroll deductions.

              USA Networks, Inc. Retirement Savings Plan - Networks

1. DESCRIPTION OF PLAN (CONTINUED)

PAYMENT OF BENEFITS

Upon a participant's retirement, death, disability or other interruption of continuous service, his/her entire vested account balance will be distributed in the form of a lump sum unless the participant's vested balance is at least $5,000 and the participant elects to leave such amounts in the Plan.

PLAN TERMINATION

Although the Company has expressed no intent to terminate the Plan, in the event that the Plan is terminated by the Company, all amounts credited to the participants' accounts would become 100% vested and the assets would be distributed to participants.

ADMINISTRATIVE EXPENSES

Substantially all of the administrative expenses are paid by the Company. Participants are responsible for certain transaction fees related to their respective account, such as new loan set-up fees and hardship withdrawal fees. The participant expenses were $5,470 for the year ended December 31, 2000.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BASIS OF ACCOUNTING

The accompanying financial statements have been prepared on the accrual basis of accounting.

USE OF ESTIMATES

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates that affect amounts reported in the financial statements and the accompanying notes. Actual results could differ from those estimates.

              USA Networks, Inc. Retirement Savings Plan - Networks

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

INVESTMENTS

The Plan's investments are stated at fair value. The shares of registered investment companies are valued at quoted market prices which represent the net asset values of shares held by the Plan at year end. Securities traded on a national securities exchange are valued at the last reported sales price on the last business day of the Plan year. The participant loans are valued at their outstanding balances, which approximate fair value.

Purchases and sales of securities are recorded as of their trade date. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

3. INVESTMENTS

During 2000, the Plan's investments (including investments purchased, sold and held during the year) depreciated in fair value as determined by quoted market prices as follows:

      Investments in mutual funds                           $(16,148,207)
      Investments in USA Networks Inc. Stock Fund                (45,176)
                                                            --------------
                                                            $(16,193,383)
                                                            ==============

The Plan's investments are held in a bank-administered trust fund. The following are investments that represent 5% or more of the Plan's net assets.


                                                             DECEMBER 31
                                                         2000           1999
                                                     ---------------------------
      American Century Ultra Fund                    $28,855,394     $24,732,910
      American Century Value Fund                      3,965,478              --
      American Century International Growth Fund       4,311,521      14,177,464
      Schwab Composite Fund                            6,734,721       8,003,802
      JP Morgan Smart Index Fund                       6,659,296              --
      American Century Stable Asset Fund              11,151,330      13,084,320
      American Century Equity Index Fund                      --       8,105,864

              USA Networks, Inc. Retirement Savings Plan - Networks

4. INCOME TAX STATUS

The Plan has not received a determination letter from the Internal Revenue Service stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code. However, the Plan administrator believes that the Plan is qualified and, therefore, the related trust is exempt from taxation.

                             Supplemental Schedules

              USA Networks, Inc. Retirement Savings Plan - Networks

                         E.I.N. 06-1060657 Plan No: 001
                               Schedule H, Line 4i

                    Schedule of Assets (Held at End of Year)

                                December 31, 2000


                                                                      (c)
                         (b)                      DESCRIPTION OF INVESTMENT INCLUDING MATURITY          (e)
             IDENTITY OF ISSUE, BORROWER,          DATE, RATE OF INTEREST, COLLATERAL, PAR OR         CURRENT
 (a)           LESSOR, OR SIMILAR PARTY                          MATURITY VALUE                        VALUE
--------------------------------------------------------------------------------------------------------------------

   *    American Century Ultra Fund                                 Mutual fund                      $28,855,394
   *    American Century Value Fund                                 Mutual fund                        3,965,478
   *    American Century International Growth
          Fund                                                      Mutual fund                        4,311,521
   *    American Century Strategic Allocation -
          Conservative                                              Mutual fund                           53,407
   *    American Century Strategic Allocation -
          Moderate                                                  Mutual fund                          724,033
   *    American Century Strategic Allocation -
          Aggressive                                                Mutual fund                          973,680
        Schwab Composite Fund                                       Mutual fund                        6,734,721
        JP Morgan Diversified Fund                                  Mutual fund                        2,318,707
        JP Morgan Bond Fund                                         Mutual fund                          183,894
        JP Morgan Smart Index Fund                                  Mutual fund                        6,659,296
        Lord, Abbett & Co Developing Growth
          Fund Class A                                              Mutual fund                        2,292,565
        LM Value Institutional Port F1 Fund                         Mutual fund                        1,220,214
   *    American Century Stable Asset Fund                     Collective trust fund                  11,151,330
   *    USA Networks, Inc. Stock Fund                              Common stock                          890,400
                                                                                                ----------------
                                                                                                      70,334,640
        Participant Loans                                        8.75 % to 10.75%                      1,389,605
                                                                                                ----------------
                                                                                                     $71,724,245
                                                                                                ================

----------
*Party-in-interest.

Note: Cost information has not been included in column (d), because all investments are participant directed.

              USA Networks Inc. Retirement Savings Plan - Networks

                         E.I.N. 06-1060657 Plan No: 001
                              Schedule G, Part III

                       SCHEDULE OF NONEXEMPT TRANSACTIONS

                          Year ended December 31, 2000


                                    (b)                                   (c)
         (a)               RELATIONSHIP TO PLAN,         DESCRIPTION OF TRANSACTIONS INCLUDING          (d)
     IDENTITY OF             EMPLOYER, OR OTHER            MATURITY DATE, RATE OF INTEREST,           PURCHASE
    PARTY INVOLVED           PARTY-IN-INTEREST             COLLATERAL, PAR OR MATURITY VALUE           PRICE
--------------------------------------------------------------------------------------------------------------------

USA Broadcasting                  Employer             Late remittance of participant
   Companies                                              contributions for January 2000 made
                                                          February 23, 2000                            $91,209




Note:  Columns (e) through (j) are not applicable.